UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Panbela Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69833W404

(CUSIP Number)

Nant Capital, LLC

Attn: Charles Kenworthy

450 Duley Road

El Segundo, California 90245

(310) 836-6400

With a copy to:

Martin J. Waters

Savir S. Punia

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 69833W404

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 2,427,066 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 2,427,066 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,427,066 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.33% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of 2,427,066 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 22, 2024 pursuant to the voluntary conversion of the Notes (as defined below), and subject to the Conversion Cap (as defined below), divided by (y) the sum of (i) 4,854,861 shares of the Issuer’s Common Stock outstanding, as of October 25, 2024, as provided by the Issuer; and (ii) 2,427,066 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 22, 2024 pursuant to the voluntary conversion of the Notes.

13D

CUSIP No. 69833W404

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0 (See Item 5)
	(8)	SHARED VOTING POWER 2,427,066 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 2,427,066 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,427,066 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.33% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

This percentage is calculated based upon (x) the sum of 2,427,066 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 22, 2024 pursuant to the voluntary conversion of the Notes (as defined below), and subject to the Conversion Cap (as defined below), divided by (y) the sum of (i) 4,854,861 shares of the Issuer’s Common Stock outstanding, as of October 25, 2024, as provided by the Issuer; and (ii) 2,427,066 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 22, 2024 pursuant to the voluntary conversion of the Notes.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by:

(i)	Dr. Patrick Soon-Shiong, a natural person and citizen of the United States; and

(ii)	Nant Capital, LLC, a limited liability company organized under the laws of the State of Delaware (“Nant Capital”).

The persons and entities listed in items (i) through (ii) above are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b) The address of the principal business and principal office, as applicable, of each of Dr. Patrick Soon-Shiong, and Nant Capital is 450 Duley Road, El Segundo, California 90245.

(c) The principal business of Nant Capital is investment. Dr. Soon-Shiong is the sole member of Nant Capital and thus may be deemed to control Nant Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, and share with Nant Capital the power to vote and direct the vote, and the power to dispose or direct the disposition of, the shares beneficially owned by Nant Capital.

(d) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Nant Capital purchased the Tranche A Note (as defined below) in the aggregate principal amount of $2.85 million. On or before November 15, 2024, the Issuer has agreed to issue, and Nant Capital expects to purchase, the Tranche B Note (as defined below) in the aggregate principal amount of $9.15 million. In each case in exchange for a cash purchase price by Nant Capital to the Issuer equal to the same principal amounts.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer’s charter or by-laws; (f) the shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Nant Capital beneficially owns, in the aggregate, 2,427,066 shares of the Issuer’s Common Stock that may be acquired by Nant Capital within 60 days of October 22, 2024 pursuant to the conversion of the Notes (as defined below), subject to the Conversion Cap (as defined below) representing approximately 33.33% of the outstanding Common Stock of the Issuer.

Dr. Soon-Shiong beneficially owns and shares voting power and investment power over, all shares of the Issuer’s Common Stock described above as being beneficially owned by Nant Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 2,427,066 shares of the Issuer’s Common Stock, representing approximately 33.33% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 4,854,861 shares of the Issuer’s Common Stock outstanding as of October 25, 2024 as provided by the Issuer, and (ii) 2,427,066 shares of the Issuer’s Common Stock issuable to Nant Capital upon the conversion of the Notes.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 22, 2024, the Issuer entered into a Note Purchase Agreement (the “Agreement”) with Nant Capital. Pursuant to the Agreement, the Issuer (i) issued an interest-bearing Senior Convertible Promissory Tranche A Note (the “Tranche A Note”) for the principal sum of $2,850,000, and (ii) agreed to issue, on or before November 15, 2024, an interest-bearing Senior Convertible Promissory Tranche B Note (the “Tranche B Note,” and, together with the Tranche A Note, the “Notes”) for the principal sum of $9,150,000, in each case in exchange for a cash purchase price by Nant Capital to the Issuer equal to the same principal amounts and pursuant to a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) of the Securities Act.

The unpaid amounts payable under the Notes and the interest thereon are scheduled to become due and payable by the Issuer in full on the earliest to occur of (a) the date that is six months from the date of the Tranche A Note, (b) immediately before a change of control as defined in the Notes and (c) acceleration of the Notes upon an event of default as defined in the Notes (the “Maturity Date”). Interest on the outstanding principal amount of each Note will accrue from and including the date of issuance of such Note through and until full and final repayment in cash (or conversion pursuant to the terms of such Note) of all principal of and interest on such Note and all other outstanding Obligations (as defined in such Note). Interest on each Note will accrue at 8.00% plus the Monthly SOFR Rate (as defined in the Notes) and will be capitalized and paid in kind monthly until the Maturity Date. If an event of default under and as defined in a Note has occurred and is continuing, then all outstanding obligations under such Note will accrue interest at the default rate of 12% per annum plus the Monthly SOFR Rate, compounded monthly.

The Tranche A Note is convertible into shares of the Issuer’s common stock at a price per share equal to $0.37 upon the earlier of the Maturity Date and immediately prior to a Change of Control (as defined in the Tranche A Note). Pursuant to the Tranche A Note, the Investor has the right, at the Investor’s option, at any time on or before the Maturity Date, to convert all or a portion of the outstanding principal of the Tranche A Note and all or a portion of the accrued but unpaid interest on the Tranche A Note into the Issuer’s common stock at a price per share equal to $0.37. The Investor’s optional right of conversion is subject to an aggregate beneficial ownership cap of 33.33% (the “Conversion Cap”). The Tranche B Note will be issued on substantially similar terms as the Tranche A Note.

The Issuer’s wholly-owned subsidiaries, Cancer Prevention Pharmaceuticals, Inc. and Panbela Research, Inc. have entered into a Continuing Guaranty Agreement (the “Guaranty”) in favor of the Investor whereby each has agreed to guaranty the Issuer’s obligations under the Agreement and Notes.

The foregoing descriptions of the Agreement (including the form of Tranche B Note), Tranche A Note and Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreement, Tranche A Note and Guaranty, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

99.1*	Joint Filing Agreement, dated as of October 29, 2024, by and among Capital, LLC and Patrick Soon-Shiong.

99.2	Note Purchase Agreement, dated October 22, 2024, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39468) filed with the SEC on October 28, 2024).

99.3	Senior Convertible Promissory Tranche A Note, dated October 22, 2024, by and among the Issuer and Nant Capital, LLC, (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-39468) filed with the SEC on October 28, 2024).

99.4	Continuing Guaranty Agreement, dated October 22, 2024, made by Cancer Prevention Pharmaceuticals, Inc. and Panbela Research, Inc., in favor of Nant Capital, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-39468) filed with the SEC on October 28, 2024).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: October 29, 2024

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

99.1*	Joint Filing Agreement, dated as of October 29, 2024, by and among Capital, LLC and Patrick Soon-Shiong.

99.2	Note Purchase Agreement, dated October 22, 2024, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39468) filed with the SEC on October 28, 2024).

99.3	Senior Convertible Promissory Tranche A Note, dated October 22, 2024, by and among the Issuer and Nant Capital, LLC, (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-39468) filed with the SEC on October 28, 2024).

99.4	Continuing Guaranty Agreement, dated October 22, 2024, made by Cancer Prevention Pharmaceuticals, Inc. and Panbela Research, Inc., in favor of Nant Capital, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-39468) filed with the SEC on October 28, 2024).

* Filed herewith.